

Mail Stop 3720

February 15, 2006

Deli Du
Chief Executive Officer
Deli Solar (USA), Inc.
558 Lime Rock Road
Lakeville, Connecticut 06039

> **Re: Deli Solar (USA), Inc.**
> **First Amendment to Form SB-2**
> **Filed February 6, 2006**
> **File No. 333-129369**

Dear Mr. Du:

We have reviewed your filing and your February 6, 2006 response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to the Form SB-2

Selling Stockholders, page 23

1.   We note that Kuhns Brothers, Inc. is a registered broker-dealer, and that John Kuhns, John Starr, and Mary Fellows, all of whom are listed as selling stockholders, appear to be affiliates of Kuhns Brothers, Inc. Please revise the footnote disclosure on page 26 to confirm, if true, that each of those individuals, as well as any other affiliates of Kuhns Brothers, Inc. listed in the selling stockholders table, (1) purchased in the ordinary course of business, and (2) at the

time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If unable to confirm those items, disclose that John Kuhns, John Starr, Mary Fellows, and any selling stockholders affiliated with Kuhns Brothers, Inc. are underwriters.

Financial Statements, page F-6

2.   We note your response to comments #3 and #4. As discussed in our conversation on February 14, 2006, it appears that the acquisition of Deli Solar (PRC) by Deli Solar (BVI) represents a reorganization of entities under common control, with Deli Solar (BVI) as the receiving entity. We note that you have classified this transaction as a reverse acquisition rather than a reorganization of entities under common control. Please note that the accounting treatment is different for these types of transactions. We refer you to paragraph 11 of SFAS No. 141, which states that the term business combination as used in this Statement excludes transfers of net assets or exchanges of equity interests between entities under common control. Further guidance about accounting for entities under common control can be found in paragraphs D11-D18 of Appendix D of SFAS No. 141. In this regard, please provide us with a schedule that depicts how you accounted for the acquisition of Deli Solar (PRC) by Deli Solar (BVI), similar to a pro forma presentation.

3.   Further, we note in your disclosures that you classified the acquisition of Deli Solar (BVI) by Meditech as a reverse acquisition and that you have identified Deli Solar (PRC) as the accounting acquirer. Since Meditech spun off its drug development business, it appears that Meditech was a non-operating shell company. The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded. However, it is not clear if you have properly identified the accounting acquirer/legal acquiree and whether you recapitalized BVI or PRC. To help us better understand the impact of your accounting on your consolidated financial statements, please provide us with a schedule that depicts how you accounted for the acquisition of Deli Solar (BVI) by Meditech, similar to a pro forma presentation.

Exhibit 5.1

4.   Please have counsel revise its legal opinion to also conclude that the shares included in the registration statement have been duly authorized.

5.   Please file the "Agreement Providing for Investment Banking Services" as a separate exhibit to your registration statement.

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As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Darren Ofsink
        Guzov Ofsink, LLC
        Via Facsimile: (212) 688-7273